UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

NYSE EURONEXT

(Name of Subject Company)

NYSE EURONEXT

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

629491101

(CUSIP Number of Class of Securities)

John K. Halvey

Group Executive Vice President and General Counsel

NYSE Euronext

11 Wall Street

New York, New York 10005

(212) 656-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp

David K. Lam

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Safe Harbour Statement

NYSE Euronext will file a Solicitation/Recommendation Statement on Schedule 14D-9 in the event that Nasdaq OMX Group, Inc. and/or IntercontinentalExchange Inc. commences a tender offer for the outstanding shares of NYSE Euronext common stock. NYSE Euronext stockholders are strongly encouraged to read the Solicitation/Recommendation Statement if and when it becomes available, as it will contain important information. Stockholders will be able to obtain this Solicitation/Recommendation Statement, any amendments or supplements to the proxy statement and other documents filed by NYSE Euronext with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the Solicitation/Recommendation Statement and any amendments and supplements to the Solicitation/Recommendation Statement will also be available for free at NYSE Euronext’s website at www.nyse.com.

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. NYSE Euronext will mail the definitive proxy statement/prospectus (when finalized) to its stockholders in connection with the vote to approve the merger of NYSE Euronext and a wholly owned subsidiary of Holding, and Holding will mail the offering prospectus to Deutsche Boerse AG shareholders in the United States in connection with Holding’s offer to acquire all of the outstanding shares of Deutsche Boerse AG. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus (when it becomes available), the offering prospectus and the offer document regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus (when it becomes available), the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s Web site at www.sec.gov. The definitive proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s Web site at www.nyse.com. The offer document is available at Holding’s Web site at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer is not being made directly or indirectly in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This announcement and related materials do not constitute in France an offer for ordinary shares in Holding. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

English translation of an article by Cees Vermaas, Chief Executive Officer of NYSE Euronext Amsterdam, that appeared in de Telegraaf on May 10, 2011:

Strategy

The international stock exchange industry is buzzing with predictions about mergers and takeovers. NYSE Euronext, the US/European stock and derivatives exchange, has announced plans to merge with Deutsche Börse. Another global operator in this market, NASDAQ OMX, subsequently announced that it planned to join forces with the Intercontinental Exchange (ICE) to launch a bid for NYSE Euronext, and if successful, to break up the company and take on substantial debt. In situations such as this, it is up to shareholders to decide which combination offers the best prospects for the future.

NYSE Euronext’s shareholders have seen a number of interesting developments in recent years. The development of a framework for building a successful working relationship between US and Europe-based exchanges led to the creation several years ago of NYSE Euronext. In 2010 the focus was on the resulting opportunities for growth, and in 2011 NYSE Euronext continued to build on this successful formula, further strengthening its market position. The results for the first quarter of 2011 make it clear that this structure is a success. Group income rose by 5% in comparison with the first quarter of 2010. And profits per shares by 26% during the same period to $177 million (€119 million), and by 48% to $140 million (€94 million) in comparison with the last quarter of 2010. This is the best indicator that NYSE Euronext’s chosen strategy is a resounding success. An essential part of this strategy is the fact that investors, traders and providers of financial products have access to a worldwide financial network offering almost unlimited trading opportunities. NYSE Euronext’s superior technology ensures that all parties receive maximum benefit from the liquidity of the market. The greater the number of parties providing and using financial products, the greater the liquidity, and the more objective the price formation in those markets. Another vital aspect of this system is the fact that the market is fully regulated.

Merging with Deutsche Börse would enhance the effectiveness of this strategy, particularly in the derivatives market, where the benefits would be the greatest. The creation of a European derivatives market based on cooperation between the leading exchanges would allow investors in options and futures to make maximum use of the market’s liquidity and opportunities.

This brings us to the central issue in the current situation. The proposal for the merger of NYSE Euronext and Deutsche Börse focuses on growth, cooperation, synergy and ways of increasing the opportunities available to investors and traders. It is a long-term strategy that will create more value for our shareholders. The merger is entirely in keeping with the successful strategy developed by NYSE Euronext. The plan put forward by NASDAQ OMX and ICE serves no other purpose than to allow them to avoid the need to compete with a strong, successful exchange operator. Our managing board has no doubt whatsoever that the preferred solution is the merger of NYSE Euronext and Deutsche Börse.